Exhibit 99.3

CRONOS GROUP INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months and Year Ended December 31, 2018

(in thousands of Canadian dollars)

GENERAL MATTERS

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Cronos Group Inc. is current as of March 25, 2019 and provides financial information for the three months and year ended December 31, 2018. This MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal years ended December 31, 2018 and December 31, 2017, including the related notes thereto (the “Annual Financial Statements”).

Unless otherwise noted or the context indicates otherwise, the “Company”, “Cronos Group”, “we”, “us” and “our” refer to Cronos Group Inc., its direct and indirect wholly-owned subsidiaries and, if applicable, its joint ventures and investments accounted for by the equity method.

Our board of directors, on the recommendation of the audit committee, approved the Annual Financial Statements and this MD&A on March 25, 2019.

Basis of Presentation

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain totals, subtotals and percentages throughout this MD&A are calculated using the rounded numbers as they appear in the tables. All currency amounts herein are expressed in thousands of Canadian dollars, unless otherwise noted.

All references in this MD&A to “Q4 2018” and “Q4 2017” are to the fiscal quarters for the three months ended December 31, 2018 and December 31, 2017, respectively. All references in this MD&A to “FY 2018” and “FY 2017” are to the fiscal years ended December 31, 2018 and December 31, 2017, respectively.

Non-IFRS Measures

This MD&A refers to certain non-IFRS measures. These measures are not recognized under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as a supplement to those IFRS measures to provide additional information regarding the Company’s results of operations from management’s perspective. Accordingly, non-IFRS measures should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. All non-IFRS measures presented in this MD&A are reconciled to their closest reported IFRS measure.

Gross Profit before Fair Value Adjustments and Gross Margin before Fair Value Adjustments

Gross profit before fair value adjustments and gross margin before fair value adjustments are used by management to provide a better representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. Management believes these measures provide useful information as they represent the gross profit or gross margin for management purposes based on the Company’s complete cost to produce inventory sold, exclusive of any fair value measurements as required by IFRS. Gross profit before fair value adjustments is defined as gross profit excluding any non-cash fair value adjustments on biological assets or inventory sold as required by IFRS. Gross margin before fair value adjustments is defined as gross profit before fair value adjustments divided by net revenue.

Adjusted EBITDA

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”) is used by management as a supplemental measure to review and assess operating performance and trends on a comparable basis. Adjusted EBITDA is defined as net income or loss, excluding interest expense, interest income, income tax expense or recovery, depreciation and amortization, share-based payments, unrealized change in the fair value of biological assets, realized fair value adjustments on inventory sold in the year, share of income or loss from investments in equity accounted investees and gain or loss on other investments.

The Company believes that Adjusted EBITDA provides a useful tool for assessing the comparability between periods of its ability to generate cash from operations. See “Results of Operations – Adjusted EBITDA Reconciliation (Non-IFRS Measure)” for a reconciliation of Adjusted EBITDA to its closest reported IFRS measure.

Definitions

Kilogram or gram equivalents

Kilogram or gram equivalents refer to the equivalent number of kilograms or grams of dried cannabis required to produce extracted cannabis in the form of cannabis oil. The Company converts its cannabis oil to gram equivalents using a standard ‘equivalency factor’

of one gram per four milliliters of cannabis oil. Any reference to “grams” or “kilograms” in this MD&A includes both grams of dried cannabis and gram equivalents, unless otherwise noted and identified as dried grams or gram equivalents.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “Forward-Looking Statements”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, expressions and phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact.

Forward-Looking Statements in this MD&A include, but are not limited to, statements with respect to:

•	the performance of our business and operations;
•	expectations regarding revenues, expenses and anticipated cash needs;
•	expectations regarding cash flow, liquidity and sources of funding;
•	our international activities and joint venture interests, including required regulatory approvals and licensing, anticipated costs and timing, and expected impact;
•

the intended expansion of our facilities, the costs and timing associated therewith and the receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities;

•	the expected growth in the number of customers using our cannabis;
•	the expected growth in our growing, cultivation and production capacities;
•	expectations with respect to future production costs;
•	expectations with respect to future sales and distribution channels, including the ability to secure additional provincial listings;
•	the expected methods to be used by the Company to distribute and sell cannabis;
•	the competitive conditions of the industry;
•	expectations regarding the ongoing impact on the Company of the legalization of cannabis for adult-use in Canada and the Company’s ability to participate in such market;
•

the legalization of additional cannabis types and forms for adult-use in Canada, including federal, provincial, territorial and municipal regulations pertaining thereto, the related timing and impact thereof and our intentions to participate in such markets;

•

the legalization of the use of cannabis for medical- or adult-use in jurisdictions outside of Canada, the related timing and impact thereof and our intentions to participate in such markets outside of Canada, if and when such use is legalized;

•	laws and regulations and any amendments thereto applicable to our business and the impact thereof;
•	our ability to execute on our strategy and the anticipated benefits of such strategy;
•	the competitive advantages and business strategies of the Company;
•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;
•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;
•	our future product offerings;
•	the anticipated future gross margins of our operations;
•	expectations regarding capital expenditures;
•	accounting standards and estimates;
•	expectations regarding the resolution of litigation and legal proceedings;
•	expectations regarding the use of proceeds of equity financings, including the proceeds from the Altria Investment (as defined herein);
•

expectations regarding the potential success of, and the costs and benefits associated with, our joint ventures and strategic alliances, including the strategic partnership (the “Ginkgo Strategic Partnership”) with Ginkgo Bioworks, Inc. (“Ginkgo”);

•	the anticipated benefits and impact of the Altria Investment; and
•	the potential exercise of the Altria Warrant (as defined herein), including proceeds to the Company that may result therefrom.

Certain of the Forward-Looking Statements contained herein concerning the cannabis industry are based on estimates prepared by us using data from publicly available governmental sources, market research, industry analysis and on assumptions based on data and knowledge of this industry, which we believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatement regarding any industry or government data or other information presented herein that is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which factors are described further below.

The Forward-Looking Statements contained herein are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including (i) management’s perceptions of historical trends, current conditions and expected future developments; (ii) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (iii) general economic, financial market, regulatory and political conditions in which we operate; (iv) the output from Peace Naturals Project Inc. (“Peace Naturals”), Original BC Ltd. (“OGBC”) and our joint ventures and strategic alliances; (v) consumer interest in our products; (vi) competition; (vii) anticipated and unanticipated costs; (viii) government regulation of our activities and products and in the areas of taxation and environmental protection; (ix) the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; (x) our ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (xi) our ability to conduct operations in a safe, efficient and effective manner; (xii) our construction plans and timeframe for completion of such plans; and (xiii) other considerations that are believed to be appropriate in the circumstances, including that the foregoing factors, collectively, are not expected to have a material impact on us. While management of the Company considers these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct.

By their nature, Forward-Looking Statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the Forward-Looking Statements in this MD&A. Such factors include, without limitation, the risk that cost savings and any other synergies from the Altria Investment may not be fully realized or may take longer to realize than expected; disruption from the Altria Investment making it more difficult to maintain relationships with customers, employees or suppliers; future levels of revenues; consumer demand for cannabis products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; business strategies, growth opportunities and expected investment; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with applicable environmental, economic, health and safety, energy and other policies and regulations; the anticipated effects of actions of third parties such as competitors, activist investors or federal (including U.S. federal), state, provincial, territorial or local regulatory authorities, self-regulatory organizations or plaintiffs in litigation; and the factors discussed under the heading “Risks and Uncertainties” in this MD&A and under the heading “Risk Factors” in our latest Annual Information Form dated March 25, 2019 (the “AIF”). Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on Forward-Looking Statements.

Forward-Looking Statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the Forward-Looking Statements may not be appropriate for any other purpose. While we believe that the assumptions and expectations reflected in the Forward-Looking Statements are reasonable based on information currently available to management, there is no assurance that such assumptions and expectations will prove to have been correct. Forward-Looking Statements contained herein are made as of the date of this MD&A and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

COMPANY OVERVIEW

General

Cronos Group is an innovative global cannabinoid company, with international production and distribution across five continents. The Company is engaged in the cultivation, manufacture, and marketing of cannabis and cannabis-derived products for the medical and adult-use markets. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s brand portfolio includes PEACE NATURALS™, a global health and wellness brand, and two adult-use brands, COVE™ and Spinach™.

Cronos Group’s common shares are listed on the Nasdaq Global Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”) under the ticker symbol “CRON”.

The Company operates two wholly-owned license holders (“License Holders”) under the Cannabis Act (Canada) and its relevant regulations (the “Cannabis Act”). Our License Holders are Peace Naturals, which has production facilities near Stayner, Ontario, and OGBC, which has a production facility in Armstrong, British Columbia. Cronos Group has also established five strategic joint ventures in Canada, Israel, Australia and Colombia. The Company’s ownership interest in each of our License Holders and joint ventures is summarized in the table below.

	Jurisdiction	Ownership Interest(1)
Wholly-Owned License Holders
Peace Naturals	Canada	100%
OGBC	Canada	100%

Joint Ventures
Cronos Israel(2)	Israel	90%
Cronos GrowCo	Canada	50%
NatuEra	Colombia	50%
Cronos Australia	Australia	50%
MedMen Canada	Canada	50%
(1)	The Company defines ownership interest as the interest to which the Company is entitled a proportionate share of net income; legal ownership may differ from ownership interest shown above.
(2)	Cronos Group holds a 70% equity interest in the cultivation company, and a 90% equity interest in each of the manufacturing, distribution and pharmacies companies of Cronos Israel (as defined herein).

Strategy

Cronos Group is committed to being a leading global cannabinoid company. In pursuing this goal, we seek to create value for shareholders by focusing on four core strategic priorities:

•	establishing an efficient global production footprint;
•	developing a diversified global sales and distribution network;
•	creating and monetizing disruptive intellectual property; and
•	growing a portfolio of iconic brands that resonate with consumers.

Altria Strategic Partnership

In March 2019, the Company closed the previously announced $2.4 billion investment in the Company (the “Altria Investment”) by Altria Group, Inc. (“Altria”), pursuant to a subscription agreement dated December 7, 2018. At closing, the Company issued to certain wholly-owned subsidiaries of Altria common shares of the Company and one warrant, which may be exercised in part or in full on or before March 8, 2023 (the “Altria Warrant”). Full exercise of the Altria Warrant is expected to provide the Company with approximately $1.4 billion of additional proceeds (subject to adjustment). As of the closing date, Altria beneficially held an approximately 45% ownership interest in the Company (calculated on a non-diluted basis) and, if exercised in full, the exercise of the Altria Warrant would result in Altria holding a total ownership interest of approximately 55% (calculated on a non-diluted basis). The Company’s strategic partnership with Altria provides Cronos Group with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete in the global cannabis industry.

In connection with the closing of the Altria Investment, the Company and Altria entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which Altria has certain governance rights, including the right to nominate a specified number of directors to the Company’s board of directors, approval rights over certain Company actions and pre-emptive and top-up rights entitling Altria to maintain its pro rata beneficial ownership in the Company. Under the Investor Rights Agreement, Altria has agreed to make Cronos Group its exclusive global partner for pursuing cannabis opportunities (subject to certain limited exceptions). Also in connection with the closing, the Company and Altria entered into certain commercial support arrangements pursuant to which Altria provides the Company with strategic advisory and consulting services on matters which may include research and development (“R&D”), marketing, advertising and brand management, government relations and regulatory affairs, finance, tax planning, logistics and other corporate administrative matters.

Global Production Footprint

Cronos Group is focused on establishing an efficient global production footprint by developing industry-leading methodologies and best practices at Peace Naturals, the Company’s center of excellence, and leveraging this expertise to create beneficial domestic and international production partnerships.

Facility(1)	Location	Grow Type	Square Footage	Estimated Annual Rated Capacity (in kg)(2)
Existing Capacity(3)
Peace Naturals – Buildings 1, 2, 3, 4(4)	Stayner, ON, Canada	Indoor	325,000	38,500
Peace Naturals – Greenhouse	Stayner, ON, Canada	Greenhouse	28,000	1,500
OGBC	Armstrong, BC, Canada	Indoor	2,500	150
Existing Capacity			355,500	40,150

Capacity in Progress
Cronos Israel – Phase I	Hadera, Israel	Greenhouse	45,000	5,000
Cronos Australia – Phase I	Melbourne, VIC, Australia	Indoor	20,000	2,000
Cronos GrowCo	Kingsville, ON, Canada	Greenhouse	850,000	70,000
NatuEra(5)	Cundinamarca, Colombia	Greenhouse	*	*
Capacity in Progress			915,000	77,000

Pro Forma Capacity			1,270,500	117,150
(1)	See “– General” for information related to the Company’s ownership interest in the above facilities.
(2)

Estimated annual rated capacity is based on the Company’s experience growing a variety of cannabis strains at its facilities. Material assumptions to derive estimated rated capacity for a given facility include, but are not limited to: the yield per square foot per harvest, the number of harvests per year and the square feet of cultivation space occupied by the plants immediately prior to harvest.

(3)	Existing capacity is defined as facilities where construction is substantially complete, regulatory approvals required to commence operations have been received and cannabis cultivation has commenced.
(4)

Building 4 is expected to become operational in phases. While construction of Building 4 is complete, the GMP-grade and industrial-grade kitchen and certain additional cultivation and processing areas are in the process of being equipped and made operational in phases. Certain research and development laboratory areas in Building 4 are in final design phases. See “– Domestic Production Footprint – Peace Naturals” for more information.

(5)	NatuEra is still in the design phase and initial planned capacity is yet to be finalized.

Domestic Production Footprint

Peace Naturals

Situated on approximately 90 acres of land zoned and licensed for cannabis production, Peace Naturals operates four fully-operational production facilities (Building 1, Building 2, Building 3 and a greenhouse (the “Peace Naturals Greenhouse”)). The Company recently completed the construction of a partially-licensed, 286,000 sq. ft. production facility (“Building 4”). Peace Naturals’ production processes are Good Manufacturing Practices (“GMP”) certified under relevant European Economic Area GMP directives by the national competent authority of Germany.

In October 2013, Health Canada issued an initial license to Peace Naturals, which has since been amended, supplemented and transitioned under the Cannabis Act. In connection with this transition, Health Canada issued a standard cultivation license, standard processing license and license for sale for medical purposes (the “Peace Naturals Production Licenses”), pursuant to which Peace Naturals has the right to engage in, among other things, the cultivation, processing, distribution and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants and cannabis oil, among other prescribed activities.

In January 2018, Peace Naturals received a dealer’s license pursuant to the Narcotic Control Regulations (“NCR”) and the Controlled Drug and Substances Act (the “CDSA”) from Health Canada for the possession, sale, transportation and delivery of controlled substances under the CDSA, including cannabis, tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), which license has since been transitioned under the Cannabis Act. In connection with this transition, Health Canada issued a cannabis drug license to Peace Naturals under the Cannabis Act (the “Peace Naturals Drug License”), pursuant to which Peace Naturals has the right to engage in, among other things, the possession and sale of drugs containing cannabis.

Buildings 1, 2 and 3, totaling approximately 39,000 sq. ft. of production space, are engaged in cultivation, processing, extraction, finishing and packaging and shipping activities. The Peace Naturals Greenhouse is a 28,000 sq. ft. greenhouse providing a year-round, low-cost supply of cannabis flower for extraction. The Peace Naturals Greenhouse is designated as a research facility to pilot various production technologies. Any tests yielding favorable operational improvements may then be disseminated to the Company’s other domestic and international facilities.

In August 2018, Peace Naturals received authorization from Health Canada to cultivate cannabis in Building 4, and the building is expected to become operational in phases. Currently, Building 4 engages in the cultivation of cannabis and produced its first harvest in December 2018. The Company expects all flower rooms to be populated in the first half of 2019 and thereafter anticipates further improvements in yields toward full run-rate capacity as a result of increasing efficiencies over time. Building 4 also engages in tissue culture and micro propagation, processing, finishing and packaging, and shipping activities.

It is expected that Building 4 will also engage in extraction, formulation and R&D activities following receipt of the applicable regulatory approvals or license amendments. While construction of Building 4 is complete, the GMP-grade and industrial-grade kitchen and certain additional cultivation and processing areas are in the process of being equipped and made operational in phases. Certain R&D and laboratory areas in Building 4 are in final design phases. In addition to the cultivation areas, Building 4 is expected to include:

•	designated areas for proprietary genetic breeding and genomic testing;
•	a GMP-grade cannabinoid and terpene extraction, processing and bottling facility;
•	a GMP-grade analytical testing laboratory for Canadian, European and other pharmacopeia standards;
•	a GMP-grade analytical and chemical laboratory for formulation, delivery system and product development;
•	R&D grow and dry areas with compartmentalized chambers to conduct experiments on yield, genetic markers, and metabolite/terpene enhancement techniques; and
•	a GMP-grade and industrial-grade kitchen.

OGBC

Situated on 30 acres of land, 13 acres of which are zoned and licensed for cannabis production, OGBC’s facility primarily engages in cultivation and processing operations. OGBC currently engages in inter-company bulk transfers of dried cannabis flower to Peace Naturals, where it is processed and packaged for sale and sold under the Company’s brand portfolio.

In February 2014, Health Canada issued an initial cultivation license to OGBC, which license has since been amended, supplemented and transitioned under the Cannabis Act. In connection with this transition, Health Canada issued a standard cultivation and processing license and a license to sell for medical purposes to OGBC under the Cannabis Act (the “OGBC Production Licenses”), pursuant to which OGBC has the right to engage in the cultivation, processing, distribution and sale of dried cannabis flower, cannabis seeds, and cannabis plants, among other prescribed activities.

Cronos GrowCo Joint Venture

In July 2018, the Company entered into a strategic joint venture with a group of investors led by Bert Mucci (the “Greenhouse Partners”), a leading Canadian large-scale greenhouse operator. Each of the Company and the Greenhouse Partners owns a 50% equity interest in the joint venture, Cronos Growing Company Inc. (“Cronos GrowCo”), and has equal representation on the board of directors of Cronos GrowCo. Cronos GrowCo is constructing an 850,000 sq. ft. purpose-built, GMP-standard greenhouse on approximately 100 acres of land acquired by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually. Construction of the greenhouse has commenced. The Company expects to complete the superstructure of the greenhouse in the second half of 2019 and expects the greenhouse to become operational in phases in 2020. Completed construction of the greenhouse is subject to obtaining the necessary funding, the relevant building/occupancy permits and other customary approvals. Commencement of operations at Cronos GrowCo will be subject to obtaining the appropriate licenses under applicable law. Cronos GrowCo expects to utilize debt to fund a portion of the facility build-out. See “– Global Production Footprint” for further information on the material factors and assumptions related to the projected production capacity of the greenhouse.

International Production Footprint

Cronos Israel Joint Venture

In September 2017, the Company announced a strategic joint venture in Israel (“Cronos Israel”) with the Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and distribution of medical cannabis. Cronos Israel consists of four companies: (i) cultivation (encompassing nursery and cultivation operations), (ii) manufacturing, (iii) distribution and (iv) pharmacies (the “Cronos Israel Companies”). The Company holds a 70% equity interest in the cultivation company and a 90% equity interest in each of the manufacturing, distribution and pharmacies companies of Cronos Israel. Gan Shmuel holds the remaining equity interest in each of the four companies. Each of Cronos Group and Gan Shmuel has one board member nominee on the board of directors of each of the Cronos Israel Companies. Cronos Group has the right to nominate a further two members to the board of each company, and, until such time, its nominated director shall have two votes.

The initial phase of construction of Cronos Israel involves the construction of a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation and R&D. The Company anticipates that construction of the greenhouse will be complete in the first half of 2019, and construction of the manufacturing facility will be complete in the second half of 2019. See “– Global Production Footprint” for further information on the material factors and assumptions related to the projected production capacity of the greenhouse.

In early 2017, the Medical Cannabis Unit of the Israeli Ministry of Health (the “Yakar”) granted Gan Shmuel preliminary licenses (“Israel Codes”) to establish four distinct cannabis commercial operations: (i) propagation and breeding, (ii) commercial cannabis cultivation, (iii) extraction, formulation and packaging, and (iv) patient care and distribution. The Israel Codes were successfully transferred to Cronos Israel in May 2018. Commencement of cultivation, manufacturing and distribution operations in Cronos Israel is subject to final inspection by the Yakar and the issuance of final cannabis licenses.

In January 2019, the Israeli government approved the export of medical cannabis from Israel, which would allow medical cannabis license holders that meet certain quality standards to export medical cannabis, under the supervision of the Israeli authorities, to United Nations’ Single Convention on Narcotic Drugs-signatory countries that have explicitly approved the import of cannabis. Subject to obtaining all necessary licenses and permits, the Company intends to export medical cannabis products from Cronos Israel once production operations have commenced.

NatuEra Joint Venture – Colombia

In August 2018, the Company announced a strategic joint venture with an affiliate of Agroidea SAS (“AGI”), a leading Colombian agricultural services provider with over 30 years of research, development and production operations and expertise managing industrial scale horticultural operations for export from Colombia. Each of Company and AGI owns a 50% equity interest in the joint venture, NatuEra S.à r.l. (“NatuEra”). Cronos Group will have three manager nominees on the board of managers of NatuEra, while AGI will have four manager nominees on the board of managers. NatuEra intends to develop, cultivate, manufacture and export cannabis-based medical and consumer products for the Latin American and global markets. NatuEra plans to develop its initial cultivation and manufacturing operations with a purpose-built, GMP-standard facility located in Cundinamarca, Colombia. Design of the facility is currently underway, and construction of the facility remains subject to obtaining the relevant permits and other customary approvals. In the second half of 2018, a wholly-owned subsidiary of NatuEra was granted a license to cultivate non-psychoactive cannabis plants for production of seeds for planting and the manufacture of derivative products, and a license to manufacture cannabis derivative products for domestic use and export. NatuEra is awaiting the grant of a license to cultivate psychoactive cannabis. Commencement of operations at the facility will be subject to obtaining the remaining appropriate licenses under applicable law.

Cronos Australia Joint Venture

In February 2018, the Company announced a strategic joint venture, Cronos Australia Pty. Ltd. (“Cronos Australia”), with NewSouthern Capital Pty. Ltd. (“NewSouthern”) for the research, production, manufacture and distribution of medical cannabis. Each of the Company and NewSouthern owns a 50% equity interest in Cronos Australia and has equal representation on the board of directors of Cronos Australia. The Company believes that Cronos Australia will serve as its hub for Australia, New Zealand and South East Asia, bolstering the Company’s supply capabilities and distribution network in the Australia and Asia-Pacific region. The Company is currently reviewing alternative facility designs given current and anticipated market opportunities, which may include an expansion of the previously announced plans for a 20,000 sq. ft. purpose-built indoor facility.

In February 2018, Cronos Australia was granted a medicinal cannabis cultivation license, and a medicinal cannabis research license, by the Australian Therapeutic Goods Administration and the Office of Drug Control (the “ODC”). In June 2018, Cronos Australia was granted a medicinal cannabis manufacture license by the Australian ODC. This is the final license necessary for domestic production in Australia, which includes the medicinal cannabis cultivation license and research license. Cronos Australia has also received an import license from the ODC, together with all necessary permits, to import PEACE NATURALSTM branded products for sale in the Australian medical market while construction of the Cronos Australia production facility is being completed. Arrangements for imports are in progress. Cronos Australia has also received an export license from the ODC to export certain medical cannabis products, subject to receipt of all necessary permits.

Global Sales and Distribution

Cronos Group is developing a diversified global sales and distribution network by leveraging established partners for their scale, salesforce and market expertise. The Company is also building a domestic distribution footprint through the direct-to-client medical market and the adult-use market in Canada.

Domestic Distribution

Medical Market

The Company currently sells dried cannabis and cannabis oils through its health and wellness brand, PEACE NATURALSTM, directly to clients. These clients are typically sourced through physician and clinic referrals or word of mouth recommendations from existing clients.

Adult-Use Market

On October 17, 2018, Canada became the first G7 country and the second country in the world to legalize cannabis sales for adult-use at a federal level. The Company currently sells dried flower, pre-rolls and cannabis oils through its adult-use brands, COVETM and SpinachTM, to cannabis control authorities in Ontario, British Columbia, Nova Scotia and Prince Edward Island, as well as to private-sector retailers in Saskatchewan. These five provinces together represent approximately 58% of the Canadian population. As the Company’s production capacity grows, the Company intends to explore expanding its distribution into additional provinces and territories in Canada.

Cura Supply Agreement

In August 2018, Cronos Group announced a supply agreement (the “Cura Supply Agreement”) with Cura Cannabis Solutions (“Cura”), a vertically integrated cannabis operator. Cura signed a five year take-or-pay supply agreement to purchase a minimum of 20,000 kilograms of cannabis per annum from Cronos GrowCo, commencing after Cura receives its production and sales licenses from Health Canada.

MedMen Canada Joint Venture

In March 2018, the Company entered into a strategic joint venture with MedMen Enterprises USA, LLC (“MedMen”). Each of the Company and MedMen owns a 50% equity interest in the joint venture, MedMen Canada Inc. (“MedMen Canada”), and has equal representation on the board of directors of MedMen Canada. MedMen Canada holds the exclusive license to the MedMen brand in Canada for a minimum term of 20 years. MedMen Canada is currently in the process of obtaining the necessary licenses, permits and retail locations, in provinces where private retail is permitted under applicable law, to create a premium MedMen branded retail chain in Canada modelled after MedMen’s iconic retail concept in Los Angeles, Las Vegas and Manhattan. Commencement of operations will be subject to obtaining such licenses and permits.

International Distribution

Germany

In October 2017, the Company announced its strategic partnership and five-year exclusive distribution agreement with G. Pohl-Boskamp GmbH & Co. KG (“Pohl-Boskamp”), an international European pharmaceutical manufacturer and distributor with a German distribution network of pharmacies, to distribute PEACE NATURALSTM branded cannabis products within the German medical market. The Company currently exports dried cannabis to Germany and announced its first shipment to Pohl-Boskamp in December 2017.

Poland

In June 2018, Cronos Group entered into a strategic distribution partnership with Delfarma Sp. Zo.o (“Delfarma”). Delfarma is a pharmaceutical wholesaler with a distribution network of over 5,000 pharmacies and more than 200 hospitals that collectively reaches approximately 40% of the Polish domestic market. Under the five-year exclusive distribution agreement, Cronos Group will supply PEACE NATURALSTM branded cannabis products to Delfarma for distribution within the Polish medical market. The Company and Delfarma are currently in the process of obtaining the necessary regulatory approvals to sell cannabis products in Poland.

Other International Markets

The Company intends to supply the medical cannabis markets in Israel, Latin America, and Australia through the operations of Cronos Israel, NatuEra, and Cronos Australia, respectively, once operational. In addition, Cronos Australia has received an import license from the ODC, together with all necessary permits, to import PEACE NATURALSTM branded products for sale in the Australian medical market while construction of the Cronos Australia production facility is being completed. Arrangements for imports are in progress.

Intellectual Property Initiatives

Cronos Group is committed to building disruptive intellectual property, by advancing cannabis and cannabinoid research, technology and product development. Our intellectual property initiatives, among others, include the following publicly-announced partnerships.

Ginkgo Strategic Partnership

In September 2018, the Company launched its R&D partnership with Ginkgo that could ultimately enable the Company to produce certain cultured cannabinoids at commercial scale at a fraction of the cost of traditional cultivation. These cultured cannabinoid molecules are identical to those produced by plants grown with traditional cultivation but are created by leveraging the power of biological manufacturing via fermentation. In addition to THC and CBD, these cultured cannabinoids include rare cannabinoids that are economically impractical or nearly impossible to produce at high purity and scale through traditional cultivation. If the Ginkgo Strategic Partnership is ultimately successful, Cronos Group expects to be able to produce large volumes of these cultured cannabinoids from custom yeast strains by leveraging existing fermentation infrastructure (i.e., breweries or pharmaceutical contract manufacturing operations) without incurring significant capital expenditures to build new cultivation and extraction facilities.

Pursuant to the collaboration and license agreement dated September 1, 2018 between Ginkgo and the Company (the “Ginkgo Collaboration Agreement”), Ginkgo will work with the Company on the R&D of microorganisms capable of producing certain target cannabinoids in a scalable and highly efficient manner. The Company will have the exclusive global right to use and commercialize key patented intellectual property related to the production of the target cannabinoids. Assuming all milestones in the Ginkgo Collaboration Agreement are met, the transaction had an aggregate value (as of July 17, 2018) of US$100.0 million in Cronos Group common shares, to be issued in milestone-contingent tranches. These milestones each relate to the production of certain target cannabinoids for less than US$1,000 per kilogram of pure cannabinoid at a scale of at least 200 liters. The Company and Ginkgo have targeted three years to reach the milestone events for each of the target cannabinoids. The Company will fund certain R&D and foundry expenses throughout the development process, which are expected to amount to approximately $22.0 million, subject to the achievement of certain milestones.

Ginkgo has undertaken to perform all of its R&D work in compliance with all applicable laws regarding controlled substances. In November 2018, Ginkgo received from the U.S. Drug Enforcement Agency (the “DEA”) a DEA Researcher (I) Controlled Substance Registration Certificate and a Researcher Controlled Substance Registration Certificate from the Massachusetts Department of Public Health for the conduct of the specified research involving cannabinoids. The Company intends to produce and distribute the target cannabinoids globally, where legally permissible, and has received confirmation from Health Canada that this method of production is permitted under the Cannabis Act.

Technion Research Partnership

In October 2018, the Company entered into a sponsored research agreement with the Technion Research and Development Foundation of the Technion – Israel Institute of Technology (“Technion”) to explore the use of cannabinoids and their role in regulating skin health and skin disorders. The preclinical studies will be conducted by Technion over a three-year period and will focus on three skin conditions: acne, psoriasis and skin repair.

Research will be led by Technion faculty members Dr. David “Dedi” Meiri and Dr. Yaron Fuchs, two of the world’s leading researchers in cannabis and skin stem cell research, respectively. Dr. Meiri heads the Laboratory of Cannabis and Cancer Research with vast experience in cannabis and endocannabinoid research. Dr. Fuchs heads the Laboratory of Stem Cell Biology and Regenerative Medicine with years of experience in the biology of the skin and its pathologies. Development and implementation of the research will be conducted at Technion’s Laboratory of Cancer Biology and Cannabis Research and the Lorry I. Lokey Interdisciplinary Center of Life Sciences and Engineering in Haifa, Israel.

Brand Portfolio

Cronos Group is committed to building a portfolio of iconic brands that responsibly elevate the consumer experience. Currently, Cronos Group sells dried cannabis, pre-rolls and cannabis oils through wholesale and direct-to-client channels under its health and wellness brand, PEACE NATURALSTM, and under its two adult-use brands, COVETM and SpinachTM.

Brand Position	Health and Wellness	Premium Adult-Use, terpene-rich extracts, small batch runs	Mainstream Adult-Use
Product Offering	Dried Cannabis, Oils	Dried Cannabis, Oils, Pre-Rolls	Dried Cannabis, Pre-Rolls

Health and Wellness

The Company distributes products under one health and wellness brand for the Canadian and international medical markets:

•

PEACE NATURALS™ is a global health and wellness brand committed to producing high-quality cannabis and cannabis products. PEACE NATURALS™ is focused on building and shaping the global medical cannabis market and promoting a whole health approach to wellness, which emphasizes diet and lifestyle. The brand’s goal is to improve the lives of others, one patient at a time.

Adult-Use

The Company has launched two brands for the Canadian adult-use market:

•

COVE™ is a premium positioned brand that was born in the Okanagan Valley in British Columbia, which is known for producing some of the world’s finest cannabis. COVE™ products are hand-trimmed using only the best colas of each harvest. By avoiding shortcuts like harsh refining processes, COVE™ is able to maintain the natural balance of the plant across all of the brand’s terpene-rich cannabis extracts and brings the highest in quality products to its consumers. The goal of this premium brand is to make each experience a discovery.

•

SpinachTM is positioned as a mainstream adult-use brand with High Expectations™, geared towards a wide range of consumers that don’t take life too seriously and are looking for entertaining, fun ways to enhance activities. A fun, lighthearted and playful brand, Spinach™ is focused on offering Farm-To-Bowl™ products that bring friends together and make experiences more enjoyable. Get Your Greens™.

Minority Investments

The Company has also invested in and made loans to cannabis-related companies and License Holders. As at December 31, 2018, the Company held an approximately 19% equity interest in Whistler Medical Marijuana Corporation (“Whistler”) and minority equity investments in Evergreen Medicinal Supply Inc. (“Evergreen”) and Canopy Growth Corporation (“Canopy”).

In January 2019, the Company sold all remaining shares of Canopy for net proceeds of approximately $0.5 million.

In March 2019, the Company sold all of its approximately 19% equity interest in Whistler to Aurora Cannabis Inc. (“Aurora”) in an all-share transaction (the “Whistler Transaction”). In connection with the closing of the Whistler Transaction, the Company received approximately $24.7 million in value of Aurora common shares, which the Company subsequently sold for approximately $25.6 million in cash. Subject to the satisfaction of certain specified milestones, the Company expects to receive approximately $7.6 million in additional value of Aurora common shares. Assuming all milestones are met, the Company expects, in aggregate, to generate an 8.7x return on its investment in Whistler, based on current market conditions.

INDUSTRY AND MARKET TRENDS AND REGULATORY DEVELOPMENTS

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Our AIF contains a description of the regulatory framework applicable to our business as of the date of the AIF. The following provides a description of certain applicable regulatory developments within the fiscal year ended December 31, 2018 that had the potential to impact the Company’s financial performance.

Medical Cannabis Regulatory Framework in Canada

The Cannabis Act, and the Cannabis Regulations (the “Cannabis Regulations”) promulgated thereunder, came into force on October 17, 2018 and provides three primary options for medical patients to obtain cannabis:

•	continue to access quality-controlled cannabis by registering with License Holders;
•	register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or
•	designate someone else to produce cannabis for them.

These three options for access to medical cannabis are similar to those options previously allowed under the Access to Cannabis for Medical Purposes Regulations (the “ACMPR”), which was substantively incorporated into the Cannabis Regulations. The new Cannabis Act medical regime improves upon the previous ACMPR requirements by reducing administrative requirements that were identified by patients, patient advocates, and healthcare professionals as being especially burdensome. For example, registered clients may now request the transfer of their medical document from one License Holder to another without having to request a new medical document from a health care practitioner. The validity period of the medical document has also been extended by using the date of registration as the first day of the validity period as opposed to the date on which the medical document was issued by the healthcare practitioner.

Legalization of Regulated Adult-Use Cannabis in Canada

The Cannabis Act legalized adult-use of cannabis across Canada. The Cannabis Act replaced the ACMPR, which previously permitted access to cannabis for medical purposes for those Canadians who had been authorized by their health care practitioner. The Cannabis Act maintains separate access to cannabis for medical purposes, including providing that import and export licenses and permits will only be issued in respect of cannabis for medical or scientific purposes or in respect of certain industrial hemp products.

The Cannabis Act also provides a licensing and permitting scheme for, among other things, the cultivation, processing, testing, packaging, labelling, distribution, sale, possession and disposal of adult-use cannabis, implemented by regulations made under the Cannabis Act. The Cannabis Regulations include, among other things, strict specifications for the plain packaging and labelling and analytical testing of all cannabis products as well as stringent physical and personnel security requirements for all federally licensed cultivation, processing and sales sites.

While the sale of dried cannabis, fresh cannabis, cannabis seeds, plants and oil is currently permitted under the Cannabis Act, the sale of edibles containing cannabis and cannabis concentrates are not. On December 22, 2018, the Canadian federal government published the draft of the proposed Regulations Amending the Cannabis Regulations in the Canada Gazette (the “Further Regulations”). The Further Regulations propose to amend the Cannabis Act and Cannabis Regulations to, among other things, allow the production of extracts (including concentrates), edibles and topicals in addition to the currently permitted product forms. The Further Regulations were subject to a 60 day comment period after which they may be further amended before implementation based on comments received.

The Canadian adult-use market is a significant new market for the Company’s products. However, it is still uncertain how developments in this new market may impact the medical cannabis market. The impact of the adult-use cannabis market on the Company’s business may be negative and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

Transition of Licenses under the Cannabis Act

As of October 17, 2018, our License Holders are primarily regulated under the Cannabis Act, which includes transitional provisions applicable to licensure. Due to the repeal of the ACMPR and the amendment of the CDSA and NCR, the Cannabis Act provides that certain licenses issued under the ACMPR and the NCR are deemed to be licenses under the Cannabis Act. Our License Holders have successfully transitioned their licenses through the Cannabis Tracking and Licensing System and now hold the following licenses issued under the Cannabis Act:

•	the Peace Naturals Production Licenses;
•	the Peace Naturals Drug License; and
•	the OGBC Production Licenses.

Our License Holders have also received the necessary excise duty licenses from the Canada Revenue Agency.

The Cannabis Act also contains transition provisions that generally provide that certain import/export permits issued under the ACMPR or the NCR relating to cannabis that were in force immediately before the commencement date of the Cannabis Act will be deemed to be permits issued under the applicable provisions of the Cannabis Act. Under the Cannabis Act, licenses and permits authorizing the importation or exportation of cannabis may be issued only in respect of cannabis for medical or scientific purposes or in respect of certain industrial hemp products.

Pursuant to the Cannabis Fees Order, SOR/2018-198, our License Holders are also subject to certain annual regulatory fees and reporting requirements. The annual regulatory fees allow the Minister of Health to recover the aggregate costs of administering the cannabis regulatory program and are payable annually by certain License Holders. The annual regulatory fee for certain of our licenses is based on a percentage of the License Holder’s actual revenue in the previous year from the sale of cannabis less the amount purchased from another License Holder subject to the fee, or a minimum flat fee. Specifically, standard cultivation, standard processing and certain medical sales License Holders will be subject to a fee of 2.3% of cannabis revenue or $23,000, whichever is higher, in addition to any other fees that may be payable.

Provincial and Territorial Distribution Frameworks for Regulated Adult-Use Cannabis

While the Cannabis Act and Cannabis Regulations provide for the regulation of the commercial production, processing, distribution and sale (for medical purposes) of cannabis and related matters by the federal government of Canada, the provinces and territories of Canada regulate the distribution, sale and consumption of adult-use cannabis, such as retail licensing, minimum age requirements, places where cannabis can be consumed, and a range of other matters. The governments of every Canadian province and territory have implemented regulatory regimes for the distribution, sale and use of adult-use cannabis within those provinces.

Restrictions on Business Activities in the United States

The Company currently does not engage in any commercial activities related to the cultivation, distribution or possession of cannabis in the U.S. The Ginkgo Strategic Partnership contemplates the performance of licensed R&D activities in the U.S., in order to produce cultured cannabinoids, in full compliance with all applicable laws regarding controlled substances. From time to time, the Company may have minority interests in non-U.S. cannabis companies (as disclosed in the AIF). Based on what is disclosed publicly by these minority investees, the Company is not aware of any U.S. cannabis-related activities of such minority investees as of the date of this MD&A.

Additional information with respect to the Company’s business and applicable regulatory frameworks are included in the AIF.

FINANCIAL HIGHLIGHTS

($ in 000s, except where noted otherwise)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Financial Results
Net Revenue	$5,604	$1,611	$3,993	248%	$15,703	$4,082	$11,621	285%
Adjusted EBITDA(1)	(7,943)	(1,452)	(6,491)	447%	(14,579)	(4,438)	(10,141)	229%
Extract Sales (% of Net Revenue)	24%	9%			19%	4%

Operating Results
Kilograms Sold	1,040	349	691	198%	2,737	635	2,102	331%
Avg. Net Selling Price / Gram Sold	$5.39	$4.62	$0.77	17%	$5.74	$6.43	$(0.69)	(11%)
Cost of Sales before Fair Value Adj. / Gram Sold	3.02	3.33	(0.31)	(9%)	2.80	3.21	(0.42)	(13%)
(1)	See “General Matters – Non-IFRS Measures” for information related to Non-IFRS Measures.

•	Net revenue in Q4 2018 increased by $4.0 million, or 248%, from $1.6 million in Q4 2017 to $5.6 million.
•	Kilograms sold in Q4 2018 increased by 198% over the prior year period.
•	On a sequential quarter-over-quarter basis, net revenue and kilograms sold in Q4 2018 increased 49% and 102%, respectively, over the third quarter of 2018.
•	Net revenue in FY 2018 increased by $11.6 million, or 285%, from $4.1 million in FY 2017 to $15.7 million.
•	Kilograms sold in FY 2018 increased by 331% over the prior year period.
•	Cost of sales before fair value adjustments per gram sold decreased 13% from $3.21 in FY 2017 to $2.80 in FY 2018.
•	Continued growth in cannabis oil sales, which represented 24% of total net revenue in Q4 2018.
•	Liquidity improved with the closing of the $2.4 billion Altria Investment in March 2019.

ANNUAL BUSINESS HIGHLIGHTS AND RECENT DEVELOPMENTS POST FISCAL YEAR-END

Secured strategic partnership with Altria

In March 2019, the Company closed the previously announced $2.4 billion Altria Investment, giving Altria a 45% ownership interest in the Company (calculated on a non-diluted basis). At closing, Altria also received the Altria Warrant, that if fully exercised, would provide the Company with approximately $1.4 billion of additional proceeds (subject to adjustments) and would result in Altria holding a total ownership interest in the Company of approximately 55% (calculated on a non-diluted basis). The Company’s strategic partnership with Altria provides Cronos Group with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete in the global cannabis industry.

Establishing an efficient global production footprint

Formed NatuEra, Cronos Group’s cultivation and manufacturing hub for Latin America

In August 2018, the Company announced a strategic joint venture with AGI, a leading Colombian agricultural services provider with over 30 years of research, development and production operations and expertise managing industrial scale horticultural operations for export from Colombia. Each of the Company and AGI owns a 50% equity interest in NatuEra. NatuEra intends to develop, cultivate, manufacture and export cannabis-based medical and consumer products for the Latin American and global markets.

Continued expansion of Peace Naturals, Cronos Group’s center of excellence

•

Building 4. In August 2018, Peace Naturals received authorization from Health Canada to cultivate cannabis in its newly-constructed facility, Building 4, which is expected to become operational in phases. Building 4 produced its first harvest in December 2018, and the Company expects all flower rooms to be populated in the first half of 2019. The Company anticipates further improvements in yields toward full run-rate capacity as a result of increasing efficiencies over time.

•

Peace Naturals Greenhouse. In the first quarter of 2018, we completed construction of, received the required regulatory approvals for, and commenced cultivation in, the Peace Naturals Greenhouse. The greenhouse’s first harvest occurred in June 2018, and the facility is currently fully operational.

Launched Cronos GrowCo for additional domestic greenhouse production capacity

In July 2018, the Company announced a strategic joint venture with the Greenhouse Partners, a leading Canadian large-scale greenhouse operator. Each of the Company and the Greenhouse Partners owns a 50% equity interest in Cronos GrowCo. Cronos GrowCo will develop, construct and operate a state-of-the-art 850,000 sq. ft. purpose-built greenhouse for cannabis production.

Unveiled Cronos Australia, Cronos Group’s cultivation and manufacturing hub for Australia and Asia-Pacific

In February 2018, the Company announced the launch of its strategic Australian joint venture, Cronos Australia, for the research, production, manufacture and distribution of medical cannabis. Each of the Company and NewSouthern owns a 50% equity interest in Cronos Australia. During the fiscal year, Cronos Australia was granted all licenses necessary for domestic production in Australia, including a medicinal cannabis cultivation license, medicinal cannabis manufacture license and a cannabis research license. Cronos Australia also received an import license, together with all necessary permits, to import PEACE NATURALSTM branded products for sale in Australia. Cronos Australia additionally received a license to export certain medical cannabis products, subject to receipt of all necessary permits.

Secured the Peace Naturals Drug License

In January 2018, Peace Naturals received a dealer’s license pursuant to the NCR and CDSA, which license has since been transitioned under the Cannabis Act. In connection with the transition, Health Canada issued the Peace Naturals Drug License, pursuant to which Peace Naturals has the right to engage in, among other things, the possession and sale of drugs containing cannabis.

Continued progress of Cronos Israel

Construction of the Cronos Israel purpose-built greenhouse and manufacturing facility, each designed to GMP standards, commenced in the second quarter of 2018 and continues to progress on schedule. The Company anticipates that construction of the greenhouse will be complete in the first half of 2019 and construction of the manufacturing facility will be complete in the second half of 2019.

In January 2019, the Israeli government approved the export of medical cannabis products from Israel. Subject to obtaining all necessary licenses and permits, the Company intends to export medical cannabis products from Cronos Israel once production operations have commenced.

Developing a diversified global sales and distribution network

Entered the Canadian adult-use market

By August 2018, the Company secured listings with the Ontario Cannabis Retail Corporation, the BC Liquor Distribution Branch, the Nova Scotia Liquor Corporation and Prince Edward Island Liquor Corporation. In January 2019, the Company also secured listings with various private retailors in Saskatchewan. Together, these five provinces represent approximately 58% of the Canadian population. As the Company’s production capacity grows, the Company intends to explore expanding its distribution into additional provinces and territories in Canada.

Secured take-or-pay commitment with Cura Supply Agreement

In August 2018, Cronos Group announced the Cura Supply Agreement, a five year take-or-pay supply agreement to purchase a minimum of 20,000 kilograms of cannabis per annum from Cronos GrowCo, starting after Cura receives all necessary licenses from Health Canada.

Secured Polish distribution channel with Delfarma distribution agreement

In June 2018, Cronos Group entered into a five-year exclusive strategic distribution partnership with Delfarma, a pharmaceutical wholesaler with a distribution network of over 5,000 pharmacies and more than 200 hospitals, that collectively reaches approximately 40% of the Polish domestic market.

Establishing Canadian retail presence with MedMen joint venture

In March 2018, the Company announced its strategic joint venture, MedMed Canada, focused on developing MedMen-branded products and a MedMen-branded Canadian retail chain in provinces that permit private retailers. Each of the Company and MedMen owns a 50% equity interest in MedMen Canada.

Creating and monetizing disruptive intellectual property

Ginkgo Strategic Partnership

In September 2018, the Company launched the Ginkgo Strategic Partnership that could ultimately enable the Company to produce certain cultured cannabinoids at commercial scale at a fraction of the cost of traditional cultivation. If the Ginkgo Strategic Partnership is ultimately successful at developing such cultured cannabinoids, Cronos Group expects to be able to produce large volumes of the target cannabinoids from custom yeast strains by leveraging existing fermentation infrastructure (i.e., breweries or pharmaceutical contract manufacturing operations) without incurring significant capital expenditures to build new cultivation and extraction facilities.

R&D in the role of, and use of, cannabinoids in skin health

In October 2018, the Company entered into a sponsored research agreement with Israeli-based Technion to explore the use of cannabinoids and their role in regulating skin health and skin disorders. The preclinical studies will be conducted by Technion over a three-year period and will focus on three skin conditions: acne, psoriasis and skin repair.

Growing a portfolio of iconic brands that resonate with consumers

Launched two adult-use brands, COVETM and SpinachTM

The Company launched two brands for the Canadian adult-use market. COVE™ is a premium positioned brand that was born in the Okanagan Valley in British Columbia, which is known for producing some of the world’s finest cannabis. COVE™ products are hand-trimmed, using only the best colas of each harvest. SpinachTM is positioned as a mainstream adult-use brand with High Expectations™ geared towards a wide range of consumers that don’t take life too seriously and are looking for entertaining, fun ways to enhance activities.

Enhancing liquidity

Secured industry-leading balance sheet with Altria Investment

In March 2019, in connection with the closing of the Altria Investment, the Company issued 149,831,154 common shares to Altria at a price of $16.25 per common share for aggregate gross proceeds of approximately $2.4 billion.

Monetized minority investment in Whistler

In March 2019, the Company sold all of its approximately 19% equity interest in Whistler to Aurora. In connection with closing of the Whistler Transaction, the Company received approximately $24.7 million in value of Aurora common shares, which the Company subsequently sold for approximately $25.6 million in cash. Subject to the satisfaction of certain specified milestones, the Company expects to receive approximately $7.6 million in additional value of Aurora common shares. Assuming all milestones are met, the Company expects to generate, in aggregate, an 8.7x return on its investment in Whistler, based on current market conditions.

Uplisted to TSX

In May 2018, the Company’s common shares in Canada were elevated from the TSX Venture Exchange to the TSX. The Company’s common shares trade on the TSX under the ticker symbol “CRON”.

Raised $100 million in April 2018 bought deal

In April 2018, the Company closed a bought deal offering pursuant to which the Company sold a total of 10,420,000 common shares at a price of $9.60 per common share for aggregate gross proceeds of approximately $100.0 million (the “April 2018 Bought Deal”).

Listed on NASDAQ as the first pure play cannabis company on a major U.S. stock exchange

In February 2018, Cronos Group became the first pure-play cannabis company to trade on a major U.S. stock exchange. The Company’s common shares trade on the NASDAQ under the trading symbol “CRON”.

Raised $46 million in January 2018 bought deal

In January 2018, the Company closed a bought deal offering pursuant to which the Company sold a total of 5,257,143 common shares at a price of $8.75 per common share for aggregate gross proceeds of approximately $46.0 million (the “January 2018 Bought Deal”).

Enhancing our leadership team, governance and control

New Chief Financial Officer and Chief Commercial Officer

In March 2019, the Company announced that Jerry Barbato, most recently Senior Director of Corporate Strategy at Altria, will succeed William Hilson as Chief Financial Officer, effective April 15, 2019. Mr. Hilson will continue to serve the Company as Chief Commercial Officer, a newly created role responsible for enhancing the Company’s commercial strategy as well as product and R&D priorities.

Appointments to the board of directors in connection with the Altria Investment

In connection with the Altria Investment, on March 8, 2019, the Company expanded its board of directors from five to seven members and appointed four new members to the board of directors, as set forth below:

•

Mr. Kevin “K.C.” Crosthwaite, Jr. Mr. Crosthwaite serves as Senior Vice President and Chief Strategy and Growth Officer at Altria. In this role, Mr. Crosthwaite identifies and pursues Altria’s strategic and innovative product growth priorities. Since joining Philip Morris USA in 1997, Mr. Crosthwaite has held several leadership positions across Altria’s family of companies, including President and Chief Executive Officer for Philip Morris USA.

•

Ms. Brownen Evans. Ms. Evans is an independent consultant drawing on 20 years of experience in the charitable, corporate and government sectors to provide clients with business development and brand strategies for transformational growth. Ms. Evans was a Founding Director of the True Patriot Love Foundation, where she served as its first Chief Executive Officer from 2012 to 2019 and raised record funds to support 25,000 Canadian military and veteran families.

•

Mr. Murray Garnick. Mr. Garnick serves as Executive Vice President and General Counsel of Altria. In his role since 2017, he leads the company’s Law Department, Regulatory Affairs and Regulatory Sciences.

•

Mr. Bruce Gates. Mr. Gates is a Founding Partner of Three Oaks Strategies LLC, a management, policy and communications consulting firm based in Alexandria, Virginia. He is also the founding partner of Three Oaks Asset Management LLC, a family office/venture capital firm. Prior to his retirement from Altria in November 2017, Mr. Gates served as a Senior Vice President of External Affairs for Altria Client Services.

On March 8, 2019, Mr. Michael Coates and Mr. Alan Friedman resigned as directors of the Company. Mr. Coates will continue to serve as a Canadian regulatory advisor to the board of directors.

Appointment of KPMG as auditor

In May 2018, the board of directors approved the appointment of KPMG LLP as auditor of the Company, which was subsequently approved by a majority of votes cast by shareholders at the Company’s Annual and Special Meeting of Shareholders on June 28, 2018.

Appointment of James Rudyk to board of directors

In February 2018, the Company announced the appointment of Mr. James Rudyk to the board of directors. Mr. Rudyk is currently the Chief Financial Officer of Roots Corporation, a position he has held since January 2016.

RESULTS OF OPERATIONS

Selected Financial Results

The following table summarizes the selected financial results for the periods indicated.

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Net Revenue	$5,604	$1,611	$3,993	248%	$15,703	$4,082	$11,621	285%
Cost of Sales	4,704	(1,458)	6,162	(423%)	4,435	(3,148)	7,583	(241%)
Gross Profit	900	3,069	(2,169)	(71%)	11,268	7,230	4,038	56%
Operating Expenses	12,443	2,904	9,539	328%	29,376	9,338	20,038	215%
Operating Income (Loss)	(11,543)	165	(11,708)	(7,096%)	(18,108)	(2,108)	(16,000)	759%
Other Income (Expense)	(772)	2,294	(3,066)	(134%)	(608)	4,897	(5,505)	(112%)
Income (Loss) before Income Taxes	(12,315)	2,459	(14,774)	(601%)	(18,716)	2,789	(21,505)	(771%)
Income Tax Expense (Recovery)	(708)	396	(1,104)	(279%)	489	298	191	64%
Net Income (Loss)	(11,607)	2,063	(13,670)	(663%)	(19,205)	2,491	(21,696)	(871%)
Other Comprehensive Income (Loss)	(190)	(1,396)	1,206	(86%)	50	(704)	754	(107%)
Comprehensive Income (Loss)	(11,797)	667	(12,464)	(1,869%)	(19,155)	1,787	(20,942)	(1,172%)

Net Revenue

The following table sets forth net revenue, kilograms sold and average net selling price per gram sold by product type for the periods indicated.

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Net Revenue
Dried Cannabis	$4,222	$1,451	$2,771	191%	$12,734	$3,922	$8,812	225%
Cannabis Oil	1,345	147	1,198	815%	2,965	147	2,818	1,917%
Other	37	13	24	185%	4	13	(9)	(69%)
Total Net Revenue	5,604	1,611	3,993	248%	15,703	4,082	11,621	285%

Kilograms Sold
Dried Cannabis	775	331	444	134%	2,072	617	1,455	236%
Cannabis Oil	265	18	247	1,372%	665	18	647	3,594%
Total Kilograms Sold	1,040	349	691	198%	2,737	635	2,102	331%

Avg. Net Selling Price Per Gram Sold
Dried Cannabis	$5.45	$4.38	$1.07	24%	$6.15	$6.36	$(0.21)	(3%)
Cannabis Oil	5.08	8.17	(3.09)	(38%)	4.46	8.17	(3.71)	(45%)
Avg. Net Selling Price Per Gram Sold	5.39	4.62	0.77	17%	5.74	6.43	(0.69)	(11%)

Results for Q4 2018 compared to Q4 2017

For Q4 2018, the Company reported net revenue of $5.6 million as compared to $1.6 million for Q4 2017, representing an increase of $4.0 million, or 248%. This change was primarily due to:

•	shipments into the domestic adult-use market;
•	growth in cannabis oil revenue, which represents approximately 24% of net revenue in the current quarter; and
•	strong sales of the pre-roll format, which represents 14% of net revenue in the current quarter.

Results for FY 2018 compared to FY 2017

For FY 2018, the Company reported net revenue of $15.7 million as compared to $4.1 million for FY 2017, representing an increase of $11.6 million, or 285%. This change was primarily due to:

•	commencement of shipments into the domestic adult-use market;
•	growth of the Company’s medical client base and growth in cannabis oil revenue; and

•	increased production capacity and yield development.

Cost of Sales and Gross Profit

Cost of sales and gross profit for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Cost of Sales
Cost of Sales before Fair Value Adjustments	$3,145	$1,163	$1,982	170%	$7,654	$2,040	$5,614	275%
Gross Profit before Fair Value Adjustments(1)	2,459	448	2,011	449%	8,049	2,042	6,007	294%
Fair Value Adjustments
Change in Fair Value of Biological Assets	(460)	(2,458)	1,998	(81%)	(11,568)	(7,637)	(3,931)	51%
Fair Value Adjustments on Inventory Sold	2,019	(163)	2,182	(1,339%)	8,349	2,449	5,900	241%
Total Fair Value Adjustments	1,559	(2,621)	4,180	(159%)	(3,219)	(5,188)	1,969	(38%)
Gross Profit	900	3,069	(2,169)	(71%)	11,268	7,230	4,038	56%

Gross Margin before Fair Value Adjustments(1)	44%	28%			51%	50%
Gross Margin	16%	191%			72%	177%

Cost of Sales before Fair Value Adj. / Gram Sold	$3.02	$3.33			$2.80	$3.21
(1)	See “General Matters – Non-IFRS Measures” for information related to Non-IFRS Measures.

Cost of sales before fair value adjustments consists of two main categories:

•

Production costs. These costs are capitalized to biological assets as costs directly attributable to growing the plants to the point of harvest, transferred to inventory upon harvest and recognized in cost of sales when the inventory is sold. These costs include direct costs such as nutrients, soil, and seeds, as well as other indirect costs such as utilities, an allocation of indirect labor, property taxes, and depreciation of equipment used in the growing process.

•

Processing costs. These costs are capitalized to inventory and then recognized in cost of sales when the inventory is sold. These costs represent post-harvest costs incurred to bring harvested cannabis to its saleable condition, which include drying and curing, testing and packaging, and overhead allocation.

Fair value adjustments included in gross profit consist of two main categories:

•

Unrealized Change in Fair Value of Biological Assets. This line item represents the effect of the non-cash fair value adjustments of biological assets produced in the period, excluding capitalized production costs.

•

Realized Fair Value Adjustments on Inventory Sold. This line item represents the effect of the non-cash fair value adjustments capitalized to inventory being recognized in the statement of operations as the corresponding inventory is sold.

Results for Q4 2018 compared to Q4 2017

For Q4 2018, the Company reported gross profit before fair value adjustments of $2.5 million as compared to $0.4 million for Q4 2017, representing an increase of $2.0 million, or 449%. Gross margin before fair value adjustments increased from 28% for Q4 2017 to 44% for Q4 2018. Drivers of these variances are set forth below:

•	increase in gross profit before fair value adjustments was largely driven by an increase in kilograms sold in Q4 2018 over the comparable prior year period;
•

increase in gross margin before fair value adjustments was largely driven by lower production costs for Q4 2018 as compared to the prior year period as more product output is associated with onboarding new production facilities while actual production output from those new facilities is realized over time; and

•	during Q4 2017, the Company reviewed and updated its estimates of cost drivers and allocations, resulting in higher production and processing costs, and a corresponding lower gross margin.

Results for FY 2018 compared to FY 2017

For FY 2018, the Company reported gross profit before fair value adjustments of $8.0 million as compared to $2.0 million for FY 2017, representing an increase of $6.0 million, or 294%. Gross margin before fair value adjustments increased from 50% for FY 2017 to 51%

for FY 2018. Drivers of these variances are set forth below:

•	increase in gross profit before fair value adjustments was largely driven by the increase in kilograms sold during the period;
•

increase in gross margin before fair value adjustments was driven by a lower unit cost of sales as new production facilities were onboarded with unit output being realized over time; and partially offset by a lower average selling price.

Operating Expenses

Operating expenses for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Operating Expenses
Sales and Marketing	$2,563	$269	$2,294	853%	$4,111	$575	$3,536	615%
Research and Development	2,350	—	2,350	NA	2,350	—	2,350	NA
General and Administrative	5,921	2,086	3,835	184%	17,421	6,360	11,061	174%
Share-Based Payments	1,291	692	599	87%	4,238	1,862	2,376	128%
Depreciation and Amortization	318	(143)	461	(322%)	1,256	541	715	132%
Total Operating Expenses	12,443	2,904	9,539	328%	29,376	9,338	20,038	215%

As a Percentage of Revenue
Sales and Marketing	46%	17%			26%	14%
Research and Development	42%	NA			15%	NA
General and Administrative	106%	129%			111%	156%
Share-Based Payments	23%	43%			27%	46%
Depreciation and Amortization	6%	(9%)			8%	13%
Total Operating Expenses	222%	180%			187%	229%

Results for Q4 2018 compared to Q4 2017

For Q4 2018, the Company reported total operating expenses of $12.4 million as compared to $2.9 million for Q4 2017, representing an increase of $9.5 million, or 328%. This change was primarily due to:

•

an increase in professional and consulting fees for services rendered in connection with various strategic initiatives, including the Altria Investment, as well as strengthening the Company’s governance and internal controls;

•	talent acquisition and bringing on new dedicated functions in procurement, information technology, sales and marketing and operations; and
•	an increase in R&D expenses.

Results for FY 2018 compared to FY 2017

For FY 2018, the Company reported total operating expenses of $29.4 million as compared to $9.3 million for FY 2017, representing an increase of $20.0 million, or 215%. This change was primarily due to:

•

an increase in professional and consulting fees for services rendered in connection with various strategic initiatives, expenditures associated with the Company’s NASDAQ listing and Altria Investment, and strengthening the Company’s governance and internal controls;

•	talent acquisition and bringing on new dedicated functions in procurement, information technology, sales and marketing and operations; and
•	increase in R&D activities, including the Ginkgo Strategic Partnership.

Other Income (Expense)

Other income (expense) for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Other Income (Expense)
Interest Income (Expense)	$228	$33	$195	591%	$107	$(126)	$233	(185%)
Share of Income (Loss) from Investments in Equity Accounted Investees	(1,000)	(198)	(802)	405%	(936)	165	(1,101)	(667%)
Gain on Other Investments	—	2,459	(2,459)	(100%)	221	4,858	(4,637)	(95%)
Total Other Income (Expense)	(772)	2,294	(3,066)	(134%)	(608)	4,897	(5,505)	(112%)

Results for Q4 2018 compared to Q4 2017

For Q4 2018, the Company reported total other expense of $0.7 million as compared to total other income of $2.3 million for Q4 2017, representing a decrease in income of $3.1 million, or (134%). This change was primarily due to the gain recognized in Q4 2017 on other investments disposed of during the quarter, as well as a larger share of loss from investments in equity accounted investees.

Results for FY 2018 compared to FY 2017

For FY 2018, the Company reported total other expense of $0.6 million as compared to total other income of $4.9 million for FY 2017, representing a decrease in income of $5.5 million, or (112%). This change was primarily due to a lower gain on other investments and increased share of loss from investments in equity accounted investees.

Income Tax Expense

Results for Q4 2018 compared to Q4 2017

The Company recorded an income tax recovery of $0.7 million in Q4 2018 as compared to an income tax expense of $0.4 million in Q4 2017. The effective tax rate for Q4 2018 was 6% as compared to 16% in Q4 2017. The change in effective tax rate in Q4 2018 is mainly attributable to an increase in deductible temporary differences not recognized, specifically for property, plant, and equipment, share and debt issuance costs and losses carried forward, and an increase in taxable temporary differences on biological assets and inventory.

Results for FY 2018 compared to FY 2017

The Company recorded an income tax expense of $0.5 million in FY 2018 as compared to an income tax expense of $0.3 million in FY 2017. The effective tax rate for FY 2018 was (3%) as compared to 11% in FY 2017. The change in effective tax rate in FY 2018 is mainly attributable to an increase in deductible temporary differences not recognized, specifically for property, plant, and equipment, share and debt issuance costs and losses carried forward, and an increase in taxable temporary differences on biological assets and inventory.

Other Comprehensive Income (Loss)

Other comprehensive income for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Other Comprehensive Income (Loss)	$(190)	$(1,396)	$1,206	(86%)	$50	$(704)	$754	(107%)

Results for Q4 2018 compared to Q4 2017

For Q4 2018, the Company reported other comprehensive loss of $0.2 million as compared to $1.4 million for Q4 2017, representing an increase of $1.2 million primarily due to lower revaluation adjustments on other investments.

Results for FY 2018 compared to FY 2017

For FY 2018, the Company reported other comprehensive income of $0.05 million as compared to a $0.7 million loss for FY 2017, representing an increase of $0.8 million. This change was primarily due to the reclassification of unrealized gains out of other comprehensive income and into net income when the other investments were sold in 2017. This accounting treatment was required in 2017 in accordance with IAS 39, but not permitted in 2018 in accordance with IFRS 9.

Comprehensive Income (Loss)

Comprehensive income (loss) for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,		Change		Year Ended December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Total Comprehensive Income (Loss)	$(11,797)	$667	$(12,464)	(1,869%)	$(19,155)	$1,787	$(20,942)	(1,172%)

Results for Q4 2018 compared to Q4 2017

For Q4 2018, the Company reported a comprehensive loss of $11.8 million as compared to comprehensive income of $0.7 million for Q4 2017, representing a decrease of $12.5 million. The change in total comprehensive income results from the factors described in the immediately preceding section above.

Results for FY 2018 compared to FY 2017

For FY 2018, the Company reported a comprehensive loss of $19.2 million as compared to income of $1.8 million for FY 2017, representing a decrease of $20.9 million. The change in total comprehensive income results from the factors described in the immediately preceding section above.

Adjusted EBITDA Reconciliation (Non-IFRS Measure)

A reconciliation of Adjusted EBITDA to net income, the most comparable financial measure, is presented in the following table.

($ in 000s)	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Net Income (Loss)	$(11,607)	$2,063	$(19,205)	$2,491
Adjustments
Interest Income (Expense)	(228)	(33)	(107)	126
Income Tax Expense	(708)	396	489	298
Depreciation and Amortization	750	312	2,510	996
Share-Based Payments	1,291	692	4,238	1,862
Unrealized Change in Fair Value of Biological Assets	(460)	(2,458)	(11,568)	(7,637)
Realized Fair Value Adjustments on Inventory Sold	2,019	(163)	8,349	2,449
Share of Income from Investments in Equity Accounted Investees	1,000	198	936	(165)
Gain on Other Investments	—	(2,459)	(221)	(4,858)
Adjusted EBITDA	(7,943)	(1,452)	(14,579)	(4,438)

SELECTED ANNUAL FINANCIAL INFORMATION

The following table summarizes selected annual information for the last three years.

($ in 000s, except per share data)	Year Ended December 31,
	2018	2017	2016
Income Statement Data
Net Revenue	$15,703	$4,082	$554
Net Income (Loss)	(19,205)	2,491	(1,190)
Total Comprehensive Income (Loss)	(19,155)	1,787	394

Basic Earnings Per Share	$(0.11)	$0.02	$(0.02)
Diluted Earnings Per Share	(0.11)	0.01	(0.02)

Balance Sheet Data
Current Assets
Cash	$32,634	$9,208	$3,464
Other Current Assets	32,430	17,496	4,622
Total Current Assets	65,064	26,704	8,086
Non-Current Assets	196,055	74,325	34,814
Total Assets	261,119	101,029	42,900

Current Liabilities	45,493	7,878	7,766
Non-Current Liabilities
Long-Term Debt	—	5,367	—
Other Non-Current Liabilities	3,986	1,416	1,457
Total Non-Current Liabilities	3,986	6,783	1,457
Total Liabilities	49,479	14,661	9,223

Shareholders' Equity	211,640	86,368	33,677

Total assets increased $218.2 million or 509% from $42.9 million in fiscal year 2016 (“FY 2016”) to $261.1 million in FY 2018. This increase was largely due to an increase in property, plant and equipment from the continued expansion of production capacity at Peace Naturals and Cronos Israel, as well as an increase in general working capital levels to fund the Company’s growth and expansion activities. The Company funded this capacity expansion primarily through the issuance of common stock, resulting in shareholders’ equity increasing from $33.7 million in FY 2016 to $211.6 million in FY 2018.

With increased production capacity, the Company has been able to produce and sell more product over time, resulting in net revenue increasing from $0.5 million in FY 2016 to $15.7 million in FY 2018.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected quarterly financial information for the last eight quarters.

($ in 000s, except per share data)	FY 2018				FY 2017
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Revenue	$5,604	$3,760	$3,394	$2,945	$1,611	$1,314	$643	$514
Net Income (Loss)	(11,607)	(7,271)	723	(1,050)	2,063	1,098	174	(844)
Total Comprehensive Income (Loss)	(11,797)	(7,035)	762	(1,085)	667	1,096	185	(161)

Basic Earnings Per Share	$(0.06)	$(0.04)	$—	$(0.01)	$0.01	$0.01	$—	$(0.01)
Diluted Earnings Per Share	(0.06)	(0.04)	—	(0.01)	0.01	0.01	—	(0.01)

The Company does not exhibit any material seasonality over its fiscal year. For further information on changes in income statement data, please see “Results of Operations” in this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2018, the Company had $32.6 million in cash. Subsequent to December 31, 2018, Cronos Group’s cash position improved with the closing of the $2.4 billion Altria Investment in March 2019.

Summary of Cash Flows

The major components of the Company’s statements of cash flows for the periods indicated are as follows:

($ in 000s)	Three Months Ended December 31,			Year Ended December 31,
	2018	2017	$ Change	2018	2017	$ Change
Cash Provided (Used) in Operating Activities	$23,528	$(2,535)	$26,063	$(9,739)	$(5,548)	$(4,191)
Cash Used in Investing Activities	(47,264)	(19,875)	(27,389)	(121,475)	(38,772)	(82,703)
Cash Provided by Financing Activities	14,888	15,083	(195)	154,640	50,064	104,576
Net Change in Cash	(8,848)	(7,327)	(1,521)	23,426	5,744	17,682

Q4 2018 Cash Flows

Operating Activities. During Q4 2018, $23.5 million of cash was provided by operating activities as compared to $2.5 million of cash used in operating activities in Q4 2017, representing an increase of $26.1 million in cash provided. This change is primarily driven by a $6.0 million decrease in net income adjusted for non-cash items and a $32.0 million increase in the net change in non-cash working capital.

Investing Activities. During Q4 2018, the Company used $47.3 million of cash in investing activities, primarily due to $4.3 million in advances to joint ventures, namely Cronos GrowCo, and $42.5 million in capital expenditures related to Cronos Israel and Building 4.

Financing Activities. During Q4 2018, cash provided by financing activities was $14.9 million, primarily due to $15.0 million in debt advances.

FY 2018 Cash Flows

Operating Activities. During FY 2018, the Company used $9.7 million of cash in operating activities as compared to $5.5 million in FY 2017, representing an increase of $4.2 million in cash used. This change is primarily driven by a $9.6 million decrease in net income adjusted for non-cash items and a $5.4 million increase in the net change in non-cash working capital.

Investing Activities. During FY 2018, the Company used $121.5 million of cash in investing activities, primarily due to $6.9 million in advances to our Cronos Australia, Cronos GrowCo and MedMen Canada joint ventures and $114.4 million in capital expenditures to fund expansion efforts at Cronos Israel and Peace Naturals, namely Building 4 and the Peace Naturals Greenhouse.

Financing Activities. During FY 2018, cash provided by financing activities was $154.6 million, primarily due to $15.0 million in debt advances and $136.5 million in net proceeds from the January 2018 Bought Deal and the April 2018 Bought Deal.

Capital Resources

Debt

In August 2017, the Company entered into a senior secured loan, to be funded by way of multiple advances, for up to $40.0 million in committed capital (the “Romspen Construction Loan”) with Romspen Investment Corporation (“Romspen”). In January 2019, the Romspen Construction Loan was fully repaid.

The Romspen Construction Loan bore a 12% annual interest rate and carried a two-year term, with a one-year extension option in favor of the Company subject to certain terms and conditions. The Romspen Construction Loan contained customary affirmative and negative covenants and events of default. As at December 31, 2018, we were in material compliance with all covenants contained in the Romspen Construction Loan. As of December 31, 2018, $21.3 million had been funded under the Romspen Construction Loan. See note 15 “Construction loan payable” to the Annual Financial Statements for additional information.

In January 2019, the Company entered into a credit agreement with Canadian Imperial Bank of Commerce, as administrative agent and lender, and the Bank of Montreal, as lender, in respect of a $65.0 million secured non-revolving term loan credit facility (the “Credit Facility”). In connection with closing the Credit Facility, the Company used funds available under the Credit Facility to fully repay the Romspen Construction Loan. In March 2019, the Credit Facility was repaid in full by the Company with a portion of the proceeds from the Altria Investment.

Contractual Obligations

As of December 31, 2018, the Company had the following contractual obligations:

($ in 000s)	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt Obligations	$25,646	$—	$25,646	$—	$—
Capital (Finance) Lease Obligations	205	72	107	26	—
Operating Lease Obligations	5,951	810	1,167	1,246	2,728
Purchase Obligations	30,129	11,813	18,234	82	—
Other Long Term Liabilities	2,136	—	—	2,136	—
Total Contractual Obligations	64,067	12,695	45,154	3,490	2,728

Long term debt obligations relate to the outstanding balance under the Romspen Construction Loan due August 2020. Finance lease obligations relate to equipment leases maturing in June 2022. Operating lease obligations relate to office equipment and vehicle leases, as well as the Company’s lease for its headquarters, which terminates in November 2026. Purchase obligations relate to R&D commitments associated with the Ginkgo Strategic Partnership and the Technion strategic partnership.

Equity

During FY 2018, we raised $146.0 million in gross proceeds (not taking into account any commissions, fees or expenses) through two common share offerings:

•

In January 2018, the Company closed the January 2018 Bought Deal pursuant to which the Company sold a total of 5,257,143 common shares at a price of $8.75 per common share for aggregate gross proceeds of approximately $46.0 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•

In April 2018, the Company closed the April 2018 Bought Deal pursuant to which the Company sold a total of 10,420,000 common shares at a price of $9.60 per common share for aggregate gross proceeds of approximately $100.0 million. The common shares were offered in the U.S. pursuant to the Company’s effective registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”) and in Canada by way of a short form prospectus offering.

Use of Proceeds

Below is a reconciliation of the manner in which the net proceeds from the April 2018 Bought Deal were used by the Company compared to the disclosure in the Company’s final short form prospectus dated March 29, 2018 (the “March 2018 Final Prospectus”).

Disclosure in the March 2018 Final Prospectus	Use of Proceeds
$10,000,000 for its proportionate share of capital expenditures relating to construction and operating expenses of Cronos Australia in connection with Phase I of Cronos Australia.

The Company advanced $1.8 million of the net proceeds of the April 2018 Bought Deal for construction and operating expenses of Cronos Australia.

The remaining $8.2 million of the net proceeds is expected to be used for construction and operating expenses of Cronos Australia over the next twelve-month period.

$5,000,000 to purchase equipment for use in Cronos Israel’s greenhouse and manufacturing facility for Phase I of Cronos Israel.	The Company applied the full $5.0 million of the net proceeds of the April 2018 Bought Deal to the construction of Cronos Israel’s greenhouse and manufacturing facility.

The remaining net proceeds for general working capital purposes, including working capital for the Company’s international operations, and as capital on hand for potential new investment opportunities.

The Company applied $58.2 million of the net proceeds of the April 2018 Bought Deal to general construction costs and equipment for Building 4, the modular lab, and the Peace Naturals Greenhouse.

The Company applied $2.6 million to the previously disclosed $8.0 million in related construction and equipment expenditures associated with the greenhouse and manufacturing facility for Phase I of Cronos Israel. The total amount attributable to Phase I of the Cronos Israel greenhouse and manufacturing facility is $15.0 million, consisting of $8.0 million identified above along with $5.0 million from the April 2018 Bought Deal and $2.0 million from the January 2018 Bought Deal. The remaining $5.4 million of the net proceeds is expected to be used for expenses relating to the construction of the greenhouse and manufacturing facility for Phase I of Cronos Israel within the next three months.

In addition, $24.0 million of the net proceeds was previously expected to be used for R&D milestone payments associated with the Ginkgo Strategic Partnership. However, the Company instead applied $18.8 million of these net proceeds to general construction costs and equipment for Building 4, which is included in the $58.2 million identified above. The remaining $5.2 million of the $24.0 million of net proceeds is also expected to be applied to the continued construction of Building 4.

The remaining net proceeds of $7.9 million (which takes into account the Company’s expenses in relation to the April 2018 Bought Deal) has been allocated to general working capital.

Below is a reconciliation of the manner in which the net proceeds from the January 2018 Bought Deal were used by the Company compared to the disclosure in the Company’s final short form prospectus dated January 18, 2018 (the “January 2018 Final Prospectus”).

Disclosure in the January 2018 Final Prospectus	Use of Proceeds
$5,000,000 for R&D initiatives, including cannabinoid production research and clinical trials.

The Company applied $3.1 million of the net proceeds of the January 2018 Bought Deal to R&D initiatives, including R&D, legal and transaction costs associated with cannabinoid production research and the Ginkgo Strategic Partnership.

The remaining $1.9 million of the net proceeds is expected to be used in 2019 for ongoing research and milestone payments and foundry access fees associated with the Ginkgo Strategic Partnership.

$30,000,000 for expanding production capacity, including: (i) the continued expansion of production capacity at Building 4 and the Peace Naturals Greenhouse; and (ii) the construction of Cronos Israel’s production facilities and general working capital for Cronos Israel operations.

The Company applied the full $30.0 million of the net proceeds of the January 2018 Bought Deal to expand production capacity, including $26.5 million on general construction costs and equipment for Building 4 and the Peace Naturals Greenhouse, $1.5 million for renovations related to existing facilities at Peace Naturals, and $2.0 million associated with clearing land, deposits on the Peace Naturals Greenhouse and equipment relating to Cronos Israel’s production facilities.

The remaining net proceeds for general working capital purposes which may include establishing new international distribution channels in jurisdictions where there is a federal legal framework for medical cannabis and the associated costs of compliance with applicable regulatory requirements.

The Company applied the full remaining net proceeds (which takes into account the Company’s expenses in relation to the January 2018 Bought Deal) to various activities, including $3.1 million to general working capital purposes, $3.7 million in preparation activities for the domestic adult use market in Canada, and $1.3 million to general construction costs and equipment for Building 4, the modular lab, and the Peace Naturals Greenhouse.

Below is a reconciliation of the manner in which the net proceeds from the bought deal offering of common shares in November 2017 (“November 2017 Bought Deal”) were used by the Company compared to the disclosure in the Company’s final short form prospectus dated November 3, 2017 (the “November 2017 Final Prospectus”).

Disclosure in the November 2017 Final Prospectus	Use of Proceeds

$7,000,000 for expanding production at Peace Naturals. This includes general construction costs, the contractor’s management fees, labor costs, material (e.g., structural steel, roofing material, and paneling) and equipment (e.g., irrigation, generators) for the continued construction of Building 4 and Peace Naturals Greenhouse.

The Company applied the full $7.0 million of the net proceeds of the November 2017 Bought Deal to general construction costs and equipment for Building 4 and the Peace Naturals Greenhouse.
$3,000,000 for R&D initiatives, including product formulation and the purchase of associated production equipment.	The Company applied the full $3.0 million of the net proceeds of the November 2017 Bought Deal to R&D initiatives associated with horticultural process productivity and new product formulation.
$3,000,000 for investment in the development of infrastructure for the anticipated distribution of cannabis pursuant to the Cannabis Act, including the development of branding and market positioning.

The Company applied the full $3.0 million of the net proceeds of the November 2017 Bought Deal to branding, new packaging, and marketing initiatives for the development of distribution of cannabis pursuant to the Cannabis Act.

The remaining net proceeds for general working capital purposes which may include establishing new international distribution channels in jurisdictions where there is a legal framework for medical cannabis and the associated costs of compliance with Health Canada and other regulatory requirements.

The Company applied the full remaining net proceeds of $3.1 million (which takes into account the Company’s expenses in relation to the November 2017 Bought Deal) to general construction costs and equipment for Building 4 and the Peace Naturals Greenhouse instead of the original allocation to general working capital purposes.

Financial Condition

Our primary need for liquidity is to fund operations and capital expenditures. Our ability to fund operations and capital expenditures depends on, among other things, future operating performance and cash flows that are subject to general economic conditions and financial and other factors, including factors beyond our control.

Historically, we have primarily funded our operations through debt and equity financings. Subsequent to December 31, 2018, Cronos Group’s financial condition improved with the closing of the $2.4 billion Altria Investment in March 2019. We believe that the Altria Transaction, together with our existing cash, will be sufficient to satisfy our operational needs through at least the next 12 months.

SHARE INFORMATION

The issued and outstanding common shares, along with shares potentially issuable, are as follows as of the date indicated below.

(Actual shares)	As at March 25, 2019
Issued and Outstanding Shares
Common Shares(1)	332,979,577
Total Issued and Outstanding Shares	332,979,577
Potentially Issuable Shares
Stock Options	12,853,136
Warrants(1)	95,057,355
Total Potentially Issuable Shares	107,910,491

Total Outstanding and Potentially Issuable Shares	440,890,068
(1)

In connection with the Altria Investment on March 8, 2019, the Company issued to certain wholly-owned subsidiaries of Altria 149,831,154 common shares and one warrant that entitles the holder, upon valid exercise in full, to acquire an aggregate of 73,990,693 common shares (subject to adjustment).

LEGAL PROCEEDINGS

As of the date of this MD&A, we are subject to three ongoing claims for damages. See note 21 “Commitments and contingencies” to the Annual Financial Statements for further discussions on our legal proceedings. We believe that all allegations in each proceeding are without merit and plan to vigorously defend ourselves; accordingly, no provision for loss has been recognized.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, we have no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

As of the date of this MD&A, we have the following financial instruments: cash, accounts receivable, other receivables, loan receivable, advances to joint ventures, other investments, accounts payable and other liabilities, holdbacks payable and due to non-controlling interests. These financial instruments were not used in any hedging activities. See note 25 “Financial instruments” to the Annual Financial Statements for the assessment of related risks.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company has engaged in transactions with related parties as follows:

($ in 000s)	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Key Management Compensation(1)
Short-Term Employee Benefits, Including Salaries and Fees	$109	$106	$437	$417
Professional Fees	76	107	343	234
Share-Based Payments	368	132	1,448	899
Total Key Management Compensation	553	345	2,228	1,550
(1)	Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executive and non-executive directors.

During the year ended December 31, 2018, a total of 150,000 options (2017 - 3,575,000 options) were issued to key management. As at December 31, 2018 and 2017, there were no balances payable to members of key management. During the year ended December 31, 2018, a total of 550,000 options (2017 - 1,800,000 options) were issued to directors of the Company (excluding directors who were also key management personnel) and share-based payments of $1.2 million (2017 - $0.6 million) were recognized.

CHANGES IN ACCOUNTING ESTIMATE AND POLICY INCLUDING ADOPTION OF NEW PRONOUNCEMENTS

Change in Accounting Estimate

During the three months ended March 31, 2018, the Company revised its estimate of the useful life of the Health Canada licenses, and assessed that the licenses have an estimated useful life equal to the remaining useful life of the corresponding facilities described in note 13(a) “Intangible assets and goodwill” to the Annual Financial Statements. Previously, the Company estimated that the Health Canada licenses had an indefinite life. The change in estimate was accounted for prospectively.

Change in Accounting Policy

During the three months ended June 30, 2018, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs attributable to the biological asset transformation. The previous accounting policy was to expense these costs as period costs. The new accounting policy is included in note 3(c) “Significant accounting policies” to the Annual Financial Statements.

The new accounting policy provides more reliable and relevant information to users as the gross profit before fair value adjustments only considers the costs incurred on inventory sold during the year, and excludes costs incurred on the biological transformation until the related harvest is sold. There is no impact of this policy change on gross profit, net income (loss), basic and diluted earnings per share, the consolidated statement of financial position, or consolidated statement of changes in equity on the current or any prior period, upon retrospective application.

See note 6 “Accounting changes” to the Annual Financial Statements for the impact of capitalization on both the current and prior period statement of operations and comprehensive income (loss).

Adoption of New Accounting Pronouncements

The IASB has not issued any new standards, amendments to standards, or interpretations that have impacted the Company during the year ended December 31, 2018. Our adoption of previously issued new standards, amendments to standards, and interpretations are set forth below.

Amendments to IFRS 2 Share-Based Payments

The amendments to IFRS 2 clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments was January 1, 2018. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 became effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has adopted this new standard as of its effective date using the full retrospective method of adoption, and has assessed no significant changes as a result of the adoption of this new standard.

Under IFRS 15, the revenue recognition model has changed from one based on the transfer of risks and rewards of ownership, to one based on the transfer of control. The Company’s contracts with customers for the sales of dried cannabis and cannabis oil include one performance obligation, a promise in a contract with a customer to transfer a good. As the transfer of risks and rewards generally coincides with the transfer of control at a point in time, upon shipment or delivery, depending on the contract, the timing and amount of revenue considering discounts, returns, and variable consideration, recognized from this principal revenue stream has not changed as a result of the adoption of this new standard.

IFRS 9 Financial Instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only three categories: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, January 1, 2018. The 2017 comparatives were not restated. As a result of the new classification model and measurement requirements under IFRS 9, the Company has elected to classify the available-for-sale equity investments as fair value through other comprehensive income investments, as they are not held for trading by the Company. Under this classification, there is no recycling of gains or losses from accumulated other comprehensive income to profit or loss. Due to the adoption of IFRS 9, during the year ended December 31, 2018, a net gain of approximately $0.3 million on the disposition of investments classified as fair value through other comprehensive income was recorded in other comprehensive income rather than profit or loss. These investments had a fair value of $1.0 million immediately prior to disposition.

New and Revised Standards and Interpretations Issued but Not Yet Effective

IFRS 16 Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date.

The Company has reviewed all of the Company’s leasing arrangements outstanding as at December 31, 2018, in respect of the new lease standard. The standard will affect primarily the accounting for the Company’s operating leases. At the reporting date, the Company has non-cancellable operating lease commitments of $6.0 million, see note 21(a) “Commitments and contingencies” to the Annual Financial Statements. The Company intends to apply the simplified transition approach and will not restate comparative amounts to the year prior to adoption. In respect of these lease commitments, the Company expects to recognize right-of-use assets of approximately $1.7 million, current lease liabilities of $0.3 million and non-current lease liabilities of $1.6 million as at January 1, 2019. Pursuant to the application of the simplified transition approach, the Company expects a one-time adjustment to increase the opening accumulated deficit as at January 1, 2019 of $0.2 million. The Company expects that profit or loss will decrease by approximately $0.1 million for the year ended December 31, 2019 as a result of the application of IFRS 16.

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 will be effective for the Company’s fiscal year beginning on January 1, 2019, with earlier application permitted. The Company will adopt this interpretation as of its effective date. The Company has performed a preliminary analysis and has not assessed any significant impacts as a result of the adoption of this standard.

ESTIMATES AND CRITICAL JUDGMENTS BY MANAGEMENT

The preparation of the Annual Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Annual Financial Statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Business Combinations

In determining the appropriate basis of accounting for an acquisition, judgment is used to determine if an acquisition is a business combination or an asset acquisition.

Control, Joint Control, or Level of Influence

In determining the appropriate basis of accounting for the Company’s interests in investees, judgment is applied regarding the degree to which the Company has the ability to exert influence directly or indirectly over the investees’ financial and operating activities.

Warrants and Stock Options

Warrants and stock options are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or stock option and expected risk-free interest rate.

Useful Lives and Impairment of Long-Lived Assets

Long-lived assets are defined as property, plant and equipment and intangible assets with finite lives. Depreciation and amortization are dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

Impairment of Cash-Generating Units and Goodwill

The impairment test for cash generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate.

Income Taxes

Income taxes and tax exposures recognized in the Annual Financial Statements reflect management’s best estimate based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Biological Assets and Inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell. As a result, critical estimates related to the valuation of biological assets are also applicable to inventory.

Determining the fair value less costs to sell requires the Company to make assumptions about the expected harvest yield from the cannabis plants, the value associated with each stage of the plants’ growth cycle, estimated selling price, processing costs to convert harvested cannabis into finished goods, selling costs, the equivalency factor to convert dry cannabis into cannabis oil and the multiples of crude extract and isolate mass in diluted cannabis oil. The Company’s estimates are, by their nature, subject to change.

Inventory is valued at the lower of cost and net realizable value. Determining the net realizable value requires the Company to make assumptions about the estimated selling price in the ordinary course of business, the estimated costs of completion and the estimated variable costs to sell.

Expected Credit Losses on Financial Assets

Determining an allowance for expected credit losses (“ECLs”) for all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Variable Consideration in Revenue from Contracts with Customers

Determining the amount of variable consideration to recognize, and whether the amount of variable consideration should be constrained, is dependent on management’s estimate of the most likely amount to which the Company will be entitled and the probability of a significant reversal in that amount. These determinations require management to make estimates based on historical amounts received, current economic conditions, and current industry conditions, in Canada and abroad, adjusted for forward looking information.

Returns from Customers

Revenue is measured net of returns. As a result, the Company is required to estimate the amount of returns based on the historical data by customer and product type, adjusted for forward-looking information.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and as required by the applicable rules of the SEC, management is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”), as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Management has designed DC&P and ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed, under the supervision of the CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

As at December 31, 2018, management concluded that the DC&P and ICFR were effective.

Changes in Internal Control Over Financial Reporting

Management has consistently embraced the importance of a robust ICFR program. In the ordinary course of business, we review our ICFR system and make changes to our applications and processes to improve such controls and increase efficiency, while ensuring that we maintain an adequate internal control environment. During Q4 2018 and for the fiscal year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our ability to certify the design of our internal control over financial reporting.

Limitations of Controls and Procedures

Because of its inherent limitations, any DC&P and ICFR system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system is meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to error or fraud, if any. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

RISKS AND UNCERTAINTIES

We are subject to various risks that could have a material impact on us, our financial performance, condition and outlook. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of our securities could be materially and adversely affected. These risks include, but are not limited to, the following risks:

•

We are reliant on our licenses, authorizations, approvals and permits for our ability to grow, store and sell cannabis and other products derived therefrom and such licenses are subject to ongoing compliance, reporting and renewal requirements, including significant regulation under the Cannabis Act as well as various provincial, territorial and municipal legislation.

•

Our ability to continue to grow, process, store and sell medical cannabis and participate in the Canadian adult-use cannabis market is dependent on the maintenance and validity of our licenses from Health Canada, and in particular the Peace Naturals Production Licenses, the Peace Naturals Drug License and the OGBC Production Licenses.

•	We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.
•	License Holders, including our License Holders, are constrained by law in their ability to produce and market products.
•	The laws, regulations and guidelines generally applicable to the cannabis industry are changing and may change in ways currently unforeseen by us.
•	Changes in the regulations governing cannabis outside of Canada may adversely impact our business.
•	There can be no assurance that the legislation governing adult-use cannabis in Canada will allow for growth.
•

The effect of the legalization of adult-use cannabis in Canada on the medical cannabis industry is still uncertain, and it may have a significant negative effect upon our medical cannabis business if our existing or future medical use customers decide to purchase products available in the adult-use market instead of purchasing medical use products from us.

•	We may be unsuccessful in competing in the legal adult-use cannabis market in Canada.
•

Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

•	Our expansion into jurisdictions outside of Canada is subject to risks.
•

Investments and joint ventures outside of Canada are subject to the risks normally associated with any conduct of business in foreign countries, including varying degrees of political, legal and economic risk.

•

If we choose to engage in other R&D activities outside of Canada, controlled substance and other legislation and treaties may restrict or limit our ability to research, manufacture and develop a commercial market for our products.

•	Our use of joint ventures may expose us to risks associated with jointly owned investments.
•

There can be no assurance that our current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

•	We and certain of our subsidiaries have limited operating history and therefore we are subject to many of the risks common to early-stage enterprises.
•

Our existing production facilities in Canada are integral to our operations and any adverse changes or developments affecting our facilities may impact our business, financial condition and results of operations.

•	We may not successfully execute our production capacity expansion strategy.
•

The cannabis industry and markets are relatively new in Canada and in other jurisdictions, and this industry and market may not continue to exist or grow as anticipated or we may ultimately be unable to succeed in this industry and market.

•	The Canadian excise duty framework may affect profitability.
•	We are dependent on our senior management.
•	We may be subject to product liability claims.
•	Our products may be subject to recalls.
•

We may be unable to attract or retain skilled labor and personnel with experience in the cannabis sector, and may be unable to attract, develop and retain additional employees required for our operations and future developments.

•	We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception.
•	We may not be able to successfully develop new products or find a market for their sale.
•	The technologies, process and formulations we use may face competition or become obsolete.
•

Clinical trials of cannabis-based medical products and treatments are novel terrain with very limited or non-existent clinical trials history; we face a significant risk that any trials will not result in commercially viable products and treatments.

•	We may fail to retain existing customers or acquire new customers.

•	We may not be able to achieve or maintain profitability and may continue to incur losses in the future.
•	We may not be able to secure adequate or reliable sources of funding required to operate our business.
•	The adult-use cannabis market in Canada may become oversupplied following the recent implementation of the Cannabis Act and the related legalization of cannabis for adult use.
•	We must rely largely on our own market research to forecast sales and market demand which may not materialize.
•

We may experience breaches of security at our facilities or fraudulent or unpermitted data access or other cyber-security breaches, which may cause our customers to lose confidence in our security and data protection measures and may expose us to risks related to breaches of applicable privacy laws.

•	If we are not able to comply with all safety, health and environmental regulations applicable to our operations and industry, we may be held liable for any breaches thereof.
•	We may become involved in regulatory or agency proceedings, investigations and audits.
•	We may be subject to, or prosecute, litigation in the ordinary course of business.
•	We may not be able to successfully manage our growth.
•

We may compete for market share with other companies, both domestically and internationally, that may have longer operating histories and more financial resources, manufacturing and marketing experience than us.

•	We rely on third-party distributors to distribute our products, and those distributors may not perform their obligations.
•	We may not supply the provinces and territories of Canada with our products in the quantities anticipated, or at all.
•	Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us and may, as a result, refuse to do business with us.
•	U.S. border officials could deny entry into the U.S. to our management, employees and/or investors.
•	Our cannabis cultivation operations are subject to risks inherent in an agricultural business.
•	Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs.
•	We are vulnerable to third party transportation risks.
•	We are subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.
•

We will seek to maintain adequate insurance coverage in respect of the risks we face, however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover our potential liabilities.

•	We are subject to certain restrictions of the TSX which may constrain our ability to expand our business internationally.
•

Failure to establish and maintain effective internal control over financial reporting may result in us not being able to accurately report our financial results, which could result in a loss of investor confidence and adversely affect the market price of our common shares.

•

We are subject to risks related to the protection and enforcement of our intellectual property rights, and may become subject to allegations that we are in violation of intellectual property rights of third parties.

•

We license some intellectual property rights, and the failure of the owner of such intellectual property to properly maintain or enforce the intellectual property underlying such licenses could have a material adverse effect on our business, financial condition and performance.

•	Conflicts of interest may arise between us and our directors and officers, including as a result of the continuing involvement of certain of our directors with Altria and its affiliates.
•	Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement and/or comply with any such changes.
•	Our financial performance is subject to risks of foreign exchange rate fluctuation which could result in foreign exchange losses.
•	The inability of our counterparties and customers to meet their financial obligations to us may result in financial losses.
•	Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.
•	Altria has significant influence over us following closing of the Altria Investment.
•	We have discretion in the use of net proceeds from the Altria Investment and may not use them effectively.
•	We may not realize the benefits of our strategic partnership with Altria, which could have an adverse effect on our business and results of operations.
•	Any common shares issued pursuant to the exercise of the Altria Warrant will dilute shareholders.
•	Altria’s significant interest in the Company may impact the liquidity of the common shares.

•	The change of control provisions in certain of our existing or future contractual arrangements may be triggered upon the exercise of the Altria Warrant in part or in full.
•	Future sales of our common shares by Altria could cause the market price for our common shares to fall.
•	The market price for our securities may be volatile and subject to fluctuation in response to numerous factors, many of which are beyond our control.
•

We are eligible to be treated as an “emerging growth company”, as defined in the Jumpstart Our Business Startups (JOBS) Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

•	We incur increased costs as a result of being a public company in the U.S., and our management is required to devote substantial time to U.S. public company compliance programs.
•	As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
•	We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
•

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute holders of our securities.

•	A substantial number of our securities are owned by a limited number of existing shareholders.
•	It is not anticipated that any dividend will be paid to holders of common shares for the foreseeable future.
•	Investors in the U.S. may have difficulty bringing actions and enforcing judgments against us and others based on securities law civil liability provisions.
•	If we are a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. holders of our common shares.
•	If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

A more detailed description of certain risks associated with the Company can be found under the heading “Risk Factors” in the AIF.

ADDITIONAL INFORMATION

Our Canadian filings, including the AIF, are available on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Our reports and other information filed with the SEC are available on the SEC’s Electronic Document Gathering and Retrieval System at www.sec.gov.